UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 13)

ALCATEL LUCENT

(Name of Subject Company (Issuer))

NOKIA CORPORATION

(Name of Filing Person (Offeror))

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4 145 668 508	$415 271.61

*	For purposes of calculating the filing fee only. This amount is based upon the market value of the securities to be acquired in the U.S. Offer (as defined below) and was calculated as the sum of (a) the product of (i) 589 280 298 Alcatel Lucent ordinary shares, nominal value EUR 0.05 per share, estimated to be held by U.S. holders and (ii) the average of the high and low sales prices of Alcatel Lucent ordinary shares reported on Euronext Paris on November 13, 2015 (converted into U.S. Dollars on the basis of an exchange rate of EUR 1.00 = $1.0722, which was the Federal Reserve Bank of New York noon buying rate on that date) and (b) the product of (i) 472 058 361 Alcatel Lucent American depositary shares estimated to be outstanding and the average of the high and low sales prices of Alcatel Lucent American depositary shares reported on the New York Stock Exchange on November 13, 2015.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $100.70 per $1 million of the value of the Alcatel Lucent ordinary shares subject to the U.S. Offer (including Alcatel Lucent ordinary shares underlying all of Alcatel Lucent’s outstanding American depositary shares) proposed to be acquired.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$435 497.29	Filing Party:	Nokia Corporation
Form or Registration No.:	333-206365	Date Filed:	November 13, 2015

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☒	Third party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4
☐	Going private transaction subject to Rule 13e-3
☐	Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 13 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Nokia Corporation (“Nokia”), a Finnish corporation. The Schedule TO relates to Nokia’s offer to:

•	all U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) of outstanding ordinary shares, nominal value EUR 0.05 per share (the “Alcatel Lucent Shares”) of Alcatel Lucent, a French société anonyme (“Alcatel Lucent”),

•	all holders of outstanding Alcatel Lucent American depositary shares, each representing one Alcatel Lucent Share (the “Alcatel Lucent ADSs”), wherever located, and

•	all U.S. holders of outstanding (i) EUR 628 946 424.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on July 1, 2018 (the “2018 OCEANEs”), (ii) EUR 688 425 000.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019 (the “2019 OCEANEs”) and (iii) EUR 460 289 979.90 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020 (the “2020 OCEANEs” and, together with the 2018 OCEANEs and the 2019 OCEANEs, the “OCEANEs” and, together with the Alcatel Lucent Shares and the Alcatel Lucent ADSs, the “Alcatel Lucent Securities”) (the “U.S. Offer”).

Holders of Alcatel Lucent ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer. Holders of Alcatel Lucent Securities who are restricted from participating in the U.S. Offer pursuant to the Sanctions (as defined in the Exchange Offer/Prospectus) may not participate in the U.S. Offer.

This offer is being made on the terms and subject to the conditions set forth in the exchange offer/prospectus, dated November 12, 2015 (the “Exchange Offer/Prospectus”) attached hereto as Exhibit (a)(4) and incorporated herein by reference, and the related Letter of Transmittal for Certificated Alcatel Lucent ADSs, Letter of Transmittal for Book-Entry Only Alcatel Lucent ADSs and Notice of Guaranteed Delivery, attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and incorporated herein by reference. Concurrently with the U.S. Offer, Nokia is also making, on substantially similar terms and subject to the same conditions a French offer (the “French Offer” and, together with the U.S. Offer, the “Exchange Offer”) open to all holders of Alcatel Lucent Shares who are located in France. Holders of Alcatel Lucent Shares located outside of France may not participate in the French Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French Offer. Together, the U.S. Offer and the French Offer are being made for all the outstanding Alcatel Lucent Shares, including Alcatel Lucent Shares represented by Alcatel Lucent ADSs and OCEANEs.

All capitalized terms used in this Amendment No. 13 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

ITEMS 1	THROUGH 9, AND ITEM 11

All information contained in the Exchange Offer/Prospectus, Letter of Transmittal for Certificated Alcatel Lucent ADSs, Letter of Transmittal for Book-Entry Only Alcatel Lucent ADSs, Notices of Guaranteed Delivery and the Letter to Alcatel Lucent Security holders dated January 14, 2016 or any other supplement thereto related to the Exchange Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Items 1 and 4(a) of the Schedule TO are hereby amended and supplemented by adding the following:

On January 14, 2016, Nokia commenced a subsequent offering period for all remaining outstanding Alcatel Lucent Securities. The deadline for tendering Alcatel Lucent Shares and OCEANEs into the subsequent offering period is 5:30 PM Paris time (11:30 AM New York City time) on February 3, 2016. The deadline for tendering Alcatel Lucent ADSs into the subsequent offering period is 5:00 PM New York City time on February 2, 2016. Any Alcatel Lucent Securities validly tendered during the subsequent offering period will be accepted for payment upon completion of the subsequent offering period (as defined in the Exchange Offer/Prospectus), and tendering Alcatel Lucent Security holders will promptly thereafter be paid the same consideration per Alcatel Lucent Share, Alcatel Lucent ADS and OCEANE as was offered and paid in the initial offering period. The Alcatel Lucent Securities validly tendered during the subsequent offering period will not be permitted to be withdrawn. Nokia will accept all Alcatel Lucent Securities tendered into the subsequent offering period without any minimum tender condition.

Following the expiration of the subsequent offering period, if Nokia owns at least 95% of the Alcatel Lucent share capital and voting rights, Nokia intends to squeeze out the remaining Alcatel Lucent Shares. If Nokia reaches 95% ownership of the Alcatel Lucent Shares on a fully diluted basis, it intends to squeeze-out the remaining OCEANE convertible bonds. Such squeeze-out must be implemented within three months of the closing of the subsequent offering period and will be subject to a clearance decision of the AMF. In addition, Nokia intends to terminate the Alcatel Lucent ADS program, delist the Alcatel Lucent ADSs from the NYSE and, subject to applicable law, to deregister the Alcatel Lucent Shares and Alcatel Lucent ADSs and terminate the reporting obligations of Alcatel Lucent under the Exchange Act.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(vi)	Form of Letter of Transmittal for the Subsequent Offering Period

(a)(1)(vii)	Notice of Guaranteed Delivery for the Subsequent Offering Period

(a)(1)(viii)	Letter to Alcatel Lucent Security Holders

(a)(5)(lxv)	Press Release Announcing the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

(a)(5)(lxvi)	Press Release Announcing First Day of Combined Operations of Nokia and Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

(a)(5)(lxvii)	Tweets by Nokia in Connection with the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

January 14, 2016

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(ii)	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iii)	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iv)	Letter to Clients (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(v)	Letter to Brokers (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(vi)	Form of Letter of Transmittal for the Subsequent Offering Period

(a)(1)(vii)	Notice of Guaranteed Delivery for the Subsequent Offering Period

(a)(1)(viii)	Letter to Alcatel Lucent Security Holders

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

(a)(5)(i)	Press release announcing the Exchange Offer for Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(ii)	Nokia / Alcatel Lucent Factsheet (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iii)	Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iv)	Speech by Risto Siilasmaa, Chairman of the board of directors of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(v)	Presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vi)	Innovation presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vii)	Transcript of Press Conference Call (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(viii)	Transcript of Town Hall Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(ix)	Transcript of Press Conference in Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(x)	Transcript of Call with Employees (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xi)	Transcript of Speech to Employees by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xii)	Senior Leader Key Messages (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiii)	Employee FAQ (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiv)	Press release Announcing Jorg Erlemeier Appointed Integration Planning Head (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xv)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xvi)	Investor Relations Script for Q1 Results (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 30, 2015)

(a)(5)(xvii)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia, at Annual General Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on May 5, 2015)

(a)(5)(xviii)	Investor Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xix)	Investor Q&A (process and technical) (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xx)	Press Release Announcing U.S. Department of Justice Permission (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 17, 2015)

(a)(5)(xxi)	Press Release Announcing European Commission Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on July 24, 2015)

(a)(5)(xxii)	SEC Form F-4 Filing Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiii)	Press Release Announcing Form F-4 Filing (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiv)	Press Release Announcing Signing of Memorandum of Understanding to Combine Nokia China and Alcatel Lucent Shanghai Bell (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 28, 2015)

(a)(5)(xxv)	Press Release Announcing Committee on Foreign Investment in the United States Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 14, 2015)

(a)(5)(xxvi)	Senior Leaders Letter (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 16, 2015)

(a)(5)(xxvii)	Press Release Announcing Affirmation of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxviii)	Overview of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxix)	Convertible Bond Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 29, 2015)

(a)(5)(xxx)	Press Release Announcing Planned Leadership and Organizational Structure for Combined Company (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 7, 2015)

(a)(5)(xxxi)	Press Release Announcing Clearance from China’s Ministry of Commerce (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 20, 2015)

(a)(5)(xxxii)	Press Release Announcing Receipt of All Regulatory Approvals (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 21, 2015)

(a)(5)(xxxiii)	Press Release Announcing Convening of Nokia’s Extraordinary General Meeting and Reiterating Unanimous Recommendation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 22, 2015)

(a)(5)(xxxiv)	Press Release Announcing Finnish Financial Supervisory Authority Approval of Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 23, 2015)

(a)(5)(xxxv)	English Language Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 26, 2015)

(a)(5)(xxxvi)	Nokia Extraordinary General Meeting 2015 Proxy Materials (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 27, 2015)

(a)(5)(xxxvii)	Press Release Announcing Optimization of Capital Structure and Planned Public Exchange Offer for Alcatel Lucent Securities (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxviii)	Press Release Announcing Filing of Draft Public Exchange Offer Document with French Stock Market Authority (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxix)	Press Release Announcing French Stock Market Approval of Nokia’s Public Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxx)	Presentation to Industry Analysts (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxxi)	Offer Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 13, 2015)

(a)(5)(xxxxii)	Press Release Announcing Supplement to Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiii)	Presentation to Investors (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiv)	Press Release Announcing Filing of the “Other Information” Document, Publication of the Timetable for the Exchange Offer and Approval of Nokia’s Listing on Euronext Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxv)	“Other Information” Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxvi)	English Language Finnish Listing Prospectus Supplement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxvii)	Press Release Announcing the Launch of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(xxxxviii)	Summary Offer Document Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(xxxxix)	Digital Awareness Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(l)	Banner Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(li)	Transcript of Press Conference Call (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(lii)	Press Release Announcing Results of the Nokia Emergency General Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 2, 2015)

(a)(5)(liii)	Speech given at the Nokia Emergency General Meeting by Risto Siilasmaa, chairman of the Nokia board of directors (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 9, 2015)

(a)(5)(liv)	Speech given at the Nokia Emergency General Meeting by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 9, 2015)

(a)(5)(lv)	Individual Shareholder Public Exchange Offer Frequently Asked Questions (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 10, 2015)

(a)(5)(lvi)	Press Release Reminding Alcatel-Lucent Security Holders that Nokia May Waive the Minimum Tender Condition (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 11, 2015)

(a)(5)(lvii)	Transcript of a Voicemail Reminding Alcatel-Lucent of the Expiration Time of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 11, 2015)

(a)(5)(lviii)	Tweets by Nokia in Connection with the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 14, 2015)

(a)(5)(lix)	Press Release Announcing Closing of the Initial Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 23, 2015)

(a)(5)(lx)	Press Release Announcing the Interim Results and Success of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 4, 2016)

(a)(5)(lxi)	Press Release Announcing the Final Results of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 5, 2016)

(a)(5)(lxii)	Press Release Announcing the Issuance of Nokia Shares to the Holders of Alcatel Lucent Securities (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 6, 2016)

(a)(5)(lxiii)	Press Release Announcing the Settlement of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 7, 2016)

(a)(5)(lxiv)	Press Release Confirming the Composition of the Board and Announcing the Composition of the Board Committees and Leadership Team (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 8, 2016)

(a)(5)(lxv)	Press Release Announcing the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

(a)(5)(lxvi)	Press Release Announcing First Day of Combined Operations of Nokia and Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

(a)(5)(lxvii)	Tweets by Nokia in Connection with the Subsequent Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 14, 2016)

(b)	None

(d)	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A., as amended (incorporated herein by reference to Exhibits 2.1 and 2.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365)

(g)	None

(h)	None